

File No. 82-5241
September 3, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Dentsu Inc. – 12g3-2(b) exemption

Dear Sir or Madam,

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby submit to the Securities and Exchange Commission the following information required by Rule 12g3-2(b):

1. Summary English Translation (May 11, 2007)
   Title: Annual Report Release for the Fiscal Year ended March 31, 2007 (Consolidated)

2. Summary English Translation
   Title: Notice of Convocation of the 158th Ordinary General Meeting of Shareholders

3. Summary English Translation
   Title: Attachment to Notice of Convocation of the 158th Ordinary General Meeting of Shareholders

4. Summary English Translation
   Title: Notice of Resolutions at the 158th Ordinary General Meeting of Shareholders

--- Cont'd ---

5. Summary English Translation
Title: Report on Account Settlement for the 158th Fiscal Period
(April 1, 2006 through March 31, 2007)

If you have further queries or requests for additional information, please feel free to contact Shinya Mori at shinya.mori@dentsu.co.jp(email), 011-81-3-6216-8015 (telephone) or 011-81-3-6217-5673 (facsimile).

Yours faithfully,



Shinya Mori
Senior Manager
Investor Relations Office
Corporate Communications Division
Dentsu Inc.

END